Exhibit 99.2

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

Restricted Stock Unit Award Agreement

THIS RESTRICTED STOCK UNIT AWARD AGREEMENT (the “Agreement”), dated as of the _____ day of __________, 20__, governs the Restricted Stock Unit Award granted by HALL OF FAME RESORT & ENTERTAINMENT COMPANY, a Delaware corporation (the “Company”), to __________ (the “Participant”). The Restricted Stock Unit Award governed by this Agreement is granted by the Company as a material inducement to the Participant to accept and commence employment with the Company pursuant to the Hall of Fame Resort & Entertainment Company 2023 Inducement Plan (the “Plan”). Terms used in this Agreement that are defined in the Plan have the same meaning given them in the Plan. A copy of the Plan has been made available to the Participant.

1. Grant of Restricted Stock Award. Effective as of ___________ (the “Date of Grant”), the Company granted to the Participant, subject to the terms and conditions of the Plan and this Agreement, a Restricted Stock Unit Award with respect to ____ shares of Common Stock (the “Award”).

2. Vesting. Subject to Sections 8.8 and 10.2 of the Plan, the Participant’s interest in the Restricted Stock Units covered by the Award shall become vested and nonforfeitable to the extent provided in this Section 2. The Participant’s interest in the number of Restricted Stock Units covered by the Award that most nearly equals, but does not exceed, one-third of such Restricted Stock Units shall become vested and nonforfeitable (“Vested”) on ________, 20__, which is the first anniversary of the Participant’s effective date of employment, which is ____________ (the “Effective Date”) if the Participant is employed by the Company or an Affiliate of the Company continuously from the Effective Date until the first anniversary of the Effective Date. The Participant’s interest in an additional number of Restricted Stock Units covered by the Award that most nearly equals, but does not exceed, one-third of such Restricted Stock Units shall become Vested on ________, 20__, which is the second anniversary of the Effective Date if the Participant is employed by the Company or an Affiliate of the Company continuously from the Effective Date until the second anniversary of the Effective Date. The Participant’s interest in the remaining Restricted Stock Units covered by the Award shall become Vested on ________, 20__, which is the third anniversary of the Effective Date if the Participant is employed by the Company or an Affiliate of the Company continuously from the Effective Date until the third anniversary of the Effective Date.

Except as provided in this Section 2, but subject to the provisions of Sections 8.8 and 10.2 of the Plan, any Restricted Stock Units covered by the Award that are not Vested on or before the date that the Participant’s employment with the Company and its Affiliates ends shall be forfeited on the date that such employment terminates for any reason.

3. Transferability. The Restricted Stock Units covered by the Award cannot be transferred. Shares of Common Stock issued in settlement of Vested Restricted Stock Units may be transferred, subject to the requirements of applicable securities laws.

4. Settlement. The Company shall issue one share of Common Stock to the Participant for each Restricted Stock Unit that becomes Vested. The shares of Common Stock issuable in settlement of Vested Restricted Stock Units shall be issued within thirty (30) days after the date that the Restricted Stock Units become Vested. A fractional share of Common Stock shall not be issued to the Participant but the Company shall make a cash payment to the Participant in lieu of such fractional share.

5. Shareholder Rights. The Participant shall not have any of the rights of a shareholder of the Company with respect to the Restricted Stock Units covered by the Stock Award. On and after the date that shares of Common Stock are issued in settlement of Vested Restricted Stock Units, the Participant shall have all of the rights of a shareholder of the Company with respect to the shares of Common Stock issued in settlement of the Award, including the right to vote the shares and to receive all dividends declared and paid on the shares.

6. Tax Withholdings. The Participant shall be responsible for satisfying any income or employment tax withholding requirements arising as a result of the grant, vesting and settlement of the Restricted Stock Units covered by the Award. The Participant shall make arrangements acceptable to the Committee for the satisfaction of such tax withholding requirements.

7. Participant Bound by Plan. The Participant hereby acknowledges that a copy of the Plan has been made available to the Participant and the Participant agrees to be bound by all of the terms and provisions of the Plan.

8. No Right to Continued Employment. The grant of the Award does not give the Participant any rights with respect to continued employment by the Company or any Affiliate of the Company. The grant of the Award does not affect the right of the Company or an Affiliate of the Company to terminate the Participant’s employment.

9. Governing Law. This Agreement shall be governed by the laws of the State of Delaware without regard to the conflicts of laws rules thereof.

10. Binding Effect. Subject to the limitations stated above, this Agreement shall be binding upon the Participant and his or her successors in interest and the Company and any successors of the Company.

[Signature page follows]

IN WITNESS WHEREOF, the Company and the Participant have executed this Agreement as of the date first set forth above.

Company:	HALL OF FAME RESORT & ENTERTAINMENT COMPANY

By:
Name:
Title:

Participant:
Name:

Restricted Stock Unit Award Agreement – New Employee

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